SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                             KINGDOM VENTURES, INC.

                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                     49567U
                                 (CUSIP Number)

                                  Gene Jackson
                               1045 Stephanie Way
                              Minden, Nevada 89423
                                 (775) 782-2506
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  March 1, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.___

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

CUSIP No. 49567U

1. Name of reporting person                                   J&J Holdings, Inc.
   IRS Identification No. of above person (entities only)     88-0314494
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2. Check the appropriate box if a member of a group (See     (a)
   Instructions)                                             (b) X
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3. SEC use only
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4. Source of funds (See Instructions)                         WC
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5. Check if disclosure of legal proceedings is required pursuant to Items 2(d)
   or 2(e)                                                   ____
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6. Citizenship or place of organization                     Nevada
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Number of
shares           7. Sole voting power                     1,295,928
beneficially
owned            8. Shared voting power                       0
by each
reporting        9. Sole dispositive power                1,295,928
person
with            10. Shared dispositive power                  0
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11. Aggregate amount beneficially owned by each reporting person 1,295,928
--------------------------------------------------------------------------------
12. Check if the aggregate amount in row (11) excludes certain shares
    (See Instructions)                                       ____
--------------------------------------------------------------------------------
13. Percent of class represented by amount in row (11)       4.94%
--------------------------------------------------------------------------------
14. Type of reporting person (See Instructions)               CO
--------------------------------------------------------------------------------


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Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is common stock, par value $0.001 per share (the "Common Stock"), of Kingdom Ventures, Inc., a Nevada corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1045 Stephanie Way, Minden, Nevada 89423.

Item 2. Identity and Background

This Schedule 13D is filed on behalf of J&J Holdings, Inc., a Nevada corporation ("J&J Holdings" or the "Reporting Person"). Identity and background information on the Reporting Person is as follows:

                                  J&J Holdings

(a) Name: J&J Holdings, Inc.

(b) State of Organization: Nevada

(c) Principal Business: Management consulting services

(d) Address of Principal Business and Office: 223 Holton Court, Genoa, Nevada 89411

(e) Executive Officer and Director: John Jackson, President, Secretary and Director

The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years. In the past five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction which resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

John Jackson, an individual, and his wife and their children own 50% of the outstanding capital stock of the Reporting Person. Gene Jackson's wife and their children own the remaining 50% of the outstanding capital stock of the Reporting Person. Gene Jackson is the President, Secretary, Treasurer and Director of the Issuer. John Jackson is the President, Secretary and sole Director of the Reporting Person. John Jackson and Gene Jackson are brothers. Identity and background information on such persons is as follows:

                                  Gene Jackson

(a) Name: Gene Jackson

(b) Business Address: 1045 Stephanie Way, Minden, Nevada 89423

(c) Present Principal Occupation: President, Secretary, Treasurer and Director of the Issuer

(d) Citizenship: United States

Gene Jackson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years. In the past five years, Gene Jackson was not a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction which resulted in Gene Jackson being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


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

                                  John Jackson

(a) Name: John Jackson

(b) Business Address: 223 Holton Court, Genoa, Nevada 89411

(c) Present Principal Occupation: President, Secretary and Director of J&J Holdings

(d) Citizenship: United States

John Jackson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years. In the past five years John Jackson was not a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction which resulted in John Jackson being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Issuer became a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on April 1, 2001. The Reporting Person held an aggregate of 13,067,510 shares of Common Stock on such date, out of shares originally purchased and paid for out of the Reporting Person's working capital at an approximate price of $25,000. Through a series of privately negotiated transactions between April 2, 2001 and May 1, 2002, the Reporting Person sold an aggregate of 2,875,654 shares of Common Stock. As a result of a two for one reverse stock split, the Reporting Person owned 5,095,928 shares of Common Stock as of February 11, 2003.

Item 4. Purpose of Transaction

The Reporting Person holds the shares of Common Stock for investment purposes only. The Reporting Person will continually evaluate the business, financial condition and prospects of the Issuer, market price of the Common Stock, return on investment, alternative investments and conditions in the economy and in the industry in which the Issuer is engaged with a view toward determining whether to hold, decrease or increase its investment in shares of Common Stock. From time to time on or after the date of this Schedule 13D, based upon such evaluation, the Reporting Person may sell all or a portion of its shares of Common Stock, or may purchase additional shares of Common Stock, at varying prices in the open market, in privately negotiated transactions and/or in other transactions.

On February 3, 2003 the Board of Directors of the Issuer approved the issuance of 1,233,388 shares of Series A Preferred Stock of the Issuer to the Reporting Person in exchange for the cancellation of $246,777.65 in indebtedness to the Reporting Person. Each of such shares of Series A Preferred Stock is entitled to 200 votes on all matters on which the shares of Common Stock vote. As a result, the Reporting Person has voting control of the Issuer. The Board of Directors approved a restructuring plan of the Issuer and amended the Issuer's Articles of Incorporation to create and issue a new series of Common Stock (the "Series B Common Stock") and declared a dividend of two shares of such Series B Common Stock for each share of Common Stock to holders of record of Common Stock as of February 5, 2003. The Series B Common Stock is on par with the Common Stock but is not publicly traded.

Except as set forth above, the Reporting Person has no definitive plan, arrangement or understanding to seek to cause the Issuer to be merged, reorganized or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current board of directors or management, to cause any material change to its capitalization, dividend policy, business, corporate structure, charter or bylaws or to cause the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.


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

Item 5. Interest in Securities of the Issuer

Based upon information set forth in the Issuer's Quarterly Report on Form 10-QSB/A filed with the Securities and Exchange Commission on December 30, 2003, as of October 31, 2003, there were 26,242,602 shares of Common Stock issued and outstanding.

                                  J&J Holdings:

(a) Amount Beneficially Owned: 1,295,928 (4.94% of Common Stock issued and outstanding)

(b) Number of Shares which such person has:

         (i)   Sole power to vote or to direct the vote of: 1,295,928

         (ii)  Shared power to vote or to direct the vote of: 0

         (iii) Sole power to dispose or to direct the disposition of: 1,295,928

         (iv)  Shared power to dispose or to direct the disposition of: 0

(c) Since the most recent filing of Schedule 13D, J & J Holdings (1) on January 31, 2004, acquired 2,000,000 shares of Common Stock of the Issuer in consideration for forgiveness of debt; (2) on January 31, 2004, transferred 2,000,000 shares of Common Stock of the Issuer in consideration for forgiveness of debt owed to a third party; and (3) on March 1, 2004, transferred 2,000,000 shares of Common Stock of the Issuer in consideration for forgiveness of debt owed to a third party.

(d) John Jackson, an individual, and his wife and their children own 50% of the outstanding capital stock of the Reporting Person. Gene Jackson's wife and their children own the remaining 50% of the outstanding capital stock of the Reporting Person. John Jackson is the President, Secretary and sole Director of the Reporting Person. John Jackson and Gene Jackson are brothers. Gene Jackson owns no shares of Common Stock of the Issuer. John Jackson owns no shares of the Issuer. No other person is known to the Reporting Person, Gene Jackson or John Jackson to have the right to receive or power to direct dividends from, or proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Person.

(e) Date the Reporting Person ceased to be the beneficial owner of more than five percent: January 31, 2004

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On February 3, 2003 the Board of Directors of the Issuer approved the issuance of 1,233,388 shares of Series A Preferred Stock of the Issuer to the Reporting Person in exchange for the cancellation of $246,777.65 in indebtedness to the Reporting Person. Each of such shares of Series A Preferred Stock is entitled to 200 votes on all matters on which the shares of Common Stock vote. As a result, the Reporting Person has voting control of the Issuer. The Board of Directors approved a restructuring plan of the Issuer and amended the Issuer's Articles of Incorporation to create and issue a new series of Common Stock (the "Series B Common Stock") and declared a dividend of two shares of such Series B Common Stock for each share of Common Stock to holders of record of Common Stock as of February 5, 2003. The Series B Common Stock is on par with the Common Stock but is not publicly traded.

There are no other contracts, arrangements understandings, agreements or relationships (legal or otherwise) between the Reporting Person, Gene Jackson or John Jackson and any person with respect to any securities of the Issuer.

Item 7. Materials to be Filed as Exhibits

None.


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

                                    Signature

After reasonable inquiry and to the best of the undersigneds' knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March __, 2004

                               J&J HOLDINGS, INC.


                               /s/ John Jackson
                               -----------------------
                               John Jackson, President


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